EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	Second Quarter		First Six Months
	2012	2011	2012	2011
Computation of Earnings:
Income before income taxes	$280	$337	$429	$481
Add:
Interest expense	24	21	48	41
Amortization of debt premium/discount and expenses	1	—	1	—
Interest portion of rent expense	7	8	14	16
Earnings as adjusted	$312	$366	$492	$538
Computation of Fixed Charges:
Interest expense	$24	$21	$48	$41
Amortization of debt premium/discount and expenses	1	—	1	—
Interest portion of rent expense	7	8	14	16
Fixed charges	$32	$29	$63	$57
Ratio of Earnings to Fixed Charges(A)	9.82	12.36	7.76	9.41
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(A)	Ratios were calculated prior to rounding to millions.